Exhibit 99.2

Ayr Wellness Inc.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Ayr Wellness Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ayr Wellness Inc. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

New York, NY

March 9, 2023

Ayr Wellness Inc.

Consolidated Balance Sheets

(Expressed in United States Dollars, in thousands, except share amounts)

	Year Ended
	December 31, 2022	December 31, 2021
ASSETS
Current
Cash	$80,640	$154,342
Accounts receivable, net	8,949	7,413
Inventory	115,053	93,363
Prepaid expenses, deposits, and other current assets	8,885	10,949
Total Current Assets	213,527	266,067
Non-current
Property, plant, and equipment, net	326,918	275,222
Intangible assets, net	938,727	978,915
Right-of-use assets - operating, net	137,368	88,721
Right-of-use assets - finance, net	44,762	17,527
Goodwill	94,108	229,910
Deposits and other assets	8,470	3,550
TOTAL ASSETS	$1,763,880	$1,859,912

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Current
Trade payables	$28,533	$26,983
Accrued liabilities	26,238	32,724
Lease liabilities - operating - current portion	8,176	4,195
Lease liabilities - finance - current portion	10,049	3,185
Contingent consideration - current portion	63,429	39,868
Purchase consideration payable	2,849	812
Income tax payable	46,006	28,915
Debts payable - current portion	40,523	8,112
Accrued interest payable - current portion	3,191	7,542
Total Current Liabilities	228,994	152,336
Non-current
Deferred tax liabilities, net	68,523	70,081
Lease liabilities - operating - non-current portion	134,715	87,767
Lease liabilities - finance - non-current portion	24,693	9,406
Construction finance liabilities	36,181	—
Contingent consideration - non-current portion	26,661	145,654
Debts payable - non-current portion	158,820	125,746
Senior secured notes, net of debt issuance costs	244,682	245,408
Accrued interest payable - non-current portion	4,763	3,451
Other long term liabilities	524	—
TOTAL LIABILITIES	928,556	839,849

Commitments and contingencies

Shareholders’ equity
Multiple Voting Shares - no par value, unlimited authorized. Issued and outstanding - 3,696,486 shares	—	—
Subordinate, Restricted, and Limited Voting Shares - no par value, unlimited authorized. Issued and outstanding - 60,909,492 and 56,337,175 shares, respectively	—	—
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 6,044,339 and 7,368,285 shares, respectively	—	—
Additional paid-in capital	1,349,713	1,289,827
Treasury stock - 645,300 and 568,300 shares, respectively	(8,987)	(7,828)
Accumulated other comprehensive income	3,266	3,266
Accumulated deficit	(510,668)	(265,202)
Equity of Ayr Wellness Inc.	833,324	1,020,063
Noncontrolling interest	2,000	—
TOTAL SHAREHOLDERS’ EQUITY	835,324	1,020,063
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,763,880	$1,859,912

The accompanying notes are an integral part of these consolidated financial statements.

Ayr Wellness Inc.

Consolidated Statements of Operations

(Expressed in United States Dollars, in thousands, except share amounts)

	Year Ended
	December 31, 2022	December 31, 2021

Revenues, net of discounts	$465,618	$357,608

Cost of goods sold excluding fair value items	268,957	175,646
Incremental costs to acquire cannabis inventory in business combinations	6,216	43,864
Cost of goods sold	275,173	219,510

Gross profit	190,445	138,098

Operating expenses
Selling, general, and administrative	222,092	144,444
Impairment of goodwill	148,531	—
Depreciation and amortization	56,856	40,659
Acquisition expense	5,991	9,002
Gain on sale of assets	(8)	—
Total operating expenses	433,462	194,105

Loss from operations	(243,017)	(56,007)

Other income (expense), net
Share of loss on equity investments	—	(32)
Fair value gain on financial liabilities	63,088	83,759
Interest expense, net	(30,575)	(16,550)
Interest income	275	204
Other, net	120	935
Total other income, net	32,908	68,316

Income (loss) before income taxes and noncontrolling interests	(210,109)	12,309

Income taxes
Current tax provision	(46,934)	(45,820)
Deferred tax benefit	1,558	16,559
Total income taxes	(45,376)	(29,261)

Net loss before noncontrolling interest	(255,485)	(16,952)
Net loss attributable to noncontrolling interest	(10,019)	—
Net loss attributable to Ayr Wellness Inc.	$(245,466)	$(16,952)

Basic and diluted net loss per share	$(3.58)	$(0.30)

Weighted average number of shares outstanding (basic and diluted)	68,635	57,329

The accompanying notes are an integral part of these consolidated financial statements.

Ayr Wellness Inc.

Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars, in thousands)

		Subordinate,					Accumulated other
	Multiple	Restricted, and Limited	Exchangeable	Additional paid-			comprehensive	Accumulated	Noncontrolling
	Voting Shares	Voting Shares	Shares	in capital	Treasury Stock		income	Deficit	interest	Total
	#	#	#	$	#	$	$	$	$	$

Balance, December 31, 2020	3,696	28,874	2,128	530,808	(64)	(557)	3,266	(248,250)	—	285,268
Stock-based compensation	—	1,916	—	27,155	—	—	—	—	—	27,155
Tax withholding on stock-based compensation awards	—	(991)	—	(28,536)	—	—	—	—	—	(28,536)
Exercise of rights	—	135	—	—	—	—	—	—	—	—
Exercise of warrants	—	7,203	—	55,692	—	—	—	—	—	55,692
Conversion of Exchangeable Shares	—	841	(841)	—	—	—	—	—	—	—
Share issuance - business combinations and asset acquisitions	—	13,571	6,082	576,196	—	—	—	—	—	576,196
Replacement options issued - business combination	—	—	—	4,453	—	—	—	—	—	4,453
Exercise of options	—	37	—	315	—	—	—	—	—	315
Equity offering	—	4,600	—	118,052	—	—	—	—	—	118,052
Conversion of convertible debt	—	232	—	7,429	—	—	—	—	—	7,429
Repurchase of Equity Shares	—	(82)	—	(1,737)	(505)	(7,271)	—	—	—	(9,008)
Net loss	—	—	—	—	—	—	—	(16,952)	—	(16,952)
Balance, December 31, 2021	3,696	56,337	7,368	1,289,827	(568)	(7,828)	3,266	(265,202)	—	1,020,063

		Subordinate,					Accumulated other
	Multiple	Restricted, and Limited	Exchangeable	Additional paid-			comprehensive	Accumulated	Noncontrolling
	Voting Shares	Voting Shares	Shares	in capital	Treasury Stock		income	Deficit	interest	Total
	#	#	#	$	#	$	$	$	$	$

Balance, December 31, 2021	3,696	56,337	7,368	1,289,827	(568)	(7,828)	3,266	(265,202)	—	1,020,063
Stock-based compensation	—	2,109	—	46,115	—	—	—	—	—	46,115
Tax withholding on stock-based compensation awards	—	(676)	—	(5,258)	—	—	—	—	—	(5,258)
Share issuance - related party - consulting services	—	76	—	707	—	—	—	—	—	707
Share issuance - business combinations	—	—	682	6,352	—	—	—	—	—	6,352
Share issuance - earn-out consideration	—	1,029	—	11,748	—	—	—	—	—	11,748
Conversion of Exchangeable Shares	—	2,006	(2,006)	—	—	—	—	—	—	—
Consolidation of variable interest entities	—	—	—	—	—	—	—	—	12,019	12,019
Exercise of options, net of options sold to cover income taxes	—	33	—	300	—	—	—	—	—	300
Repurchase of Equity Shares	—	(5)	—	(78)	(77)	(1,159)	—	—	—	(1,237)
Net loss	—	—	—	—	—	—	—	(245,466)	(10,019)	(255,485)
Balance, December 31, 2022	3,696	60,909	6,044	1,349,713	(645)	(8,987)	3,266	(510,668)	2,000	835,324

The accompanying notes are an integral part of these consolidated financial statements.

Ayr Wellness Inc.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars, in thousands)

	Year Ended
	December 31, 2022	December 31, 2021
Operating activities
Net loss before noncontrolling interest	$(255,485)	$(16,952)
Adjustments for:
Fair value gain on financial liabilities	(63,088)	(83,759)
Stock-based compensation	46,115	27,155
Stock-based compensation - related parties	707	—
Depreciation and amortization	21,050	8,125
Amortization on intangible assets	71,789	50,709
Impairment of goodwill	148,531	—
Share of loss on equity investments	—	32
Gain on disposal of equity investments	—	(178)
(Gain) loss on disposal of property, plant, and equipment	(8)	50
Incremental costs to acquire cannabis inventory in a business combination	6,216	43,864
Deferred tax benefit	(1,558)	(16,559)
Amortization on financing costs	2,292	1,744
Amortization on financing premium	(3,018)	(402)
Changes in operating assets and liabilities, net of business combinations:	—
Accounts receivable	(989)	(3,916)
Inventory	(18,235)	(50,956)
Prepaid expenses, deposits, and other current assets	1,833	(2,326)
Trade payables	(7,087)	(1,430)
Accrued liabilities	92	7,943
Accrued interest payable	(2,685)	1,446
Lease liabilities - operating	2,272	1,912
Income tax payable	17,091	5,717
Cash used in operating activities	(34,165)	(27,781)

Investing activities
Purchase of property, plant, and equipment	(62,497)	(91,630)
Capitalized interest	(14,927)	(8,373)
Proceeds from the sale of assets, net of transaction costs	31,433	—
Cash paid for business combinations and asset acquisitions, net of cash acquired	(11,546)	(92,270)
Cash paid for business combinations and asset acquisitions, bridge financing	—	(22,750)
Cash paid for business combinations and asset acquisitions, working capital	(2,205)	(4,359)
Payments for interests in equity accounted investments	—	(82)
Cash received in disposal of equity investment	—	1,000
Payments made by related corporation	—	135
Purchase of intangible asset	(4,000)	—
Cash received (paid) for bridge financing	70	(1,200)
Deposits for business combinations, net of cash on hand	(2,825)	(100)
Cash used in investing activities	(66,497)	(219,629)

Financing activities
Proceeds from exercise of warrants	—	55,692
Proceeds from exercise of options	300	315
Proceeds from financing transaction, net of financing costs	27,600	148,646
Proceeds from equity offering, net of expenses	—	118,052
Proceeds from issuance of notes payable, net of financing costs	51,713	—
Payments of financing costs	—	(2,142)
Payment for settlement of contingent consideration	(10,000)	—
Deposits paid for financing lease and note payable	(924)	—
Tax withholding on stock-based compensation awards	(5,258)	(28,536)
Repayments of debts payable	(17,924)	(8,749)
Repayments of lease liabilities - finance (principal portion)	(10,117)	(6,949)
Repurchase of Equity Shares	(8,430)	(1,815)
Cash provided by financing activities	26,960	274,514

Net (decrease) increase in cash	(73,702)	27,104
Cash, beginning of the period	154,342	127,238
Cash, end of the period	$80,640	$154,342

Supplemental disclosure of cash flow information:
Interest paid during the period, net	49,820	14,244
Income taxes paid during the period	30,915	41,303
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	54,396	68,578
Recognition of right-of-use assets for finance leases	32,444	18,576
Issuance of promissory note related to business combinations	16,000	—
Issuance of Equity Shares related to business combinations and asset acquisitions	6,352	576,196
Issuance of Equity Shares related to equity component of debt	—	7,429
Issuance of Equity Shares related to settlement of contingent consideration	11,748	—
Issuance of promissory note related to settlement of contingent consideration	14,934	—
Repurchase of Equity Shares	—	7,193
Cancellation of Equity Shares	78	—
Capital expenditure disbursements for cultivation facility	8,402	—

The accompanying notes are an integral part of these consolidated financial statements.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

1. NATURE OF OPERATIONS

Ayr Wellness Inc. (“Ayr” or the “Company”) is a vertically integrated cannabis multi-state operator in the United States of America (“U.S.”); through its operating companies in various states throughout the United States, Ayr is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods. The Company prepares its segment reporting on the same basis that its chief operating decision maker manages the business and makes operating decisions. The Company has one operating segment, cannabis sales. The Company’s segment analysis is reviewed regularly and will be re-evaluated when circumstances change.

The Company is a reporting issuer in the United States and Canada. The Company’s subordinate, restricted, and limited voting shares (“Equity Shares”) are trading on the Canadian Stock Exchange (the “CSE”), under the symbol “AYR.A”. The Company’s Equity Shares are also trading on the Over-the-Counter Market (“OTC”) in the United States under the symbol “AYRWF”. The Company’s warrants (“Warrants”) and rights (“Rights”) were trading on the CSE under the symbols “AYR.WT” and “AYR.RT”, however, they stopped trading on September 30, 2021 and May 24, 2021, respectively. The Rights are expired as of December 31, 2022. Ayr’s headquarter office is 2601 South Bayshore Drive, Suite 900, Miami, FL 33133.

2. BASIS OF PRESENTATION

2.1 Statement of compliance

On March 1, 2021, the United States Securities and Exchange Commission (“SEC”) declared effective the Company’s Registration Statement (No. 333-253466) on Form F-10 (“the Registration Statement”) filed on February 24, 2021. The Registration Statement was made by a foreign issuer that is permitted, under the U.S. / Canada Multijurisdictional Disclosure System (“MJDS”) adopted by the United States, to prepare the Registration Statement in accordance with the disclosure requirements of Canadian issuers. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and in accordance with the rules and regulations of Canadian securities regulators and the SEC.

The financial statements are presented in United States dollars (“US$” or “$”). The functional currency of the entity is determined separately in accordance with Accounting Standards Codification (“ASC”) 830 – Foreign Currency Matters and is measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of Ayr is US$.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of consolidation

The financial statements for the years ended December 31, 2022 and 2021 include the accounts of the Company, its wholly-owned subsidiaries, and entities over which the Company has a controlling interest. Entities over which the Company has control are presented on a consolidated basis from the date control commences until the date control ceases. Equity investments where the Company does not exert a controlling interest are not consolidated. All intercompany balances and transactions involving controlled entities are eliminated on consolidation. The Company’s consolidated subsidiaries, many of which were created in connection with the business combinations described in Note 4 and elsewhere in these financial statements, are owned 100% by the Company unless otherwise noted. See Note 5 for variable interest entities that are consolidated by the Company.

3.2 Revenue

The Company applies Accounting Standards Update (“ASU”) 2014-09 – Revenue from Contracts with Customers (“ASC 606”), which was codified in Accounting Standards Codification “ASC” Topic 606, which specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. Through the application of ASC 606, the Company applies the following five-step model to determine the amount and timing of revenue to be recognized:

●	Identifying the contract with a customer
●	Identifying the performance obligations within the contract
●	Determining the transaction price
●	Allocating the transaction price to the performance obligations
●	Recognizing revenue when/as performance obligation(s) are satisfied.

In some cases, judgment is required in determining whether the customer is a business or the end consumer. This evaluation is made based on whether the business obtains control of the product before transferring to the end consumer. Control of the product transfers at a point in time either upon shipment to or receipt by the customer, depending on the contractual terms. In determining the appropriate time of sale, the Company takes into consideration a) the Company’s right to payment for the goods or services; b) customer’s legal title; c) transfer of physical possession of the goods; and d) timing of acceptance of goods.

Revenue is recognized based on the sale of cannabis products and branded packaged goods for a fixed price when control is transferred. The amount recognized reflects the consideration that the Company expects to receive, taking into account any variation that is expected to result from rights of return and discounts. Dispensary revenue is recognized at the point of sale while wholesale revenue is recognized once the Company transfers the significant risks and rewards of ownership of the goods and does not retain material involvement associated with ownership or control over the goods sold. In accordance with ASC 606, the Company has elected to account for its sales and excise tax on a net basis, within its statements of operations.

3.3 Cash and cash equivalents

The Company considers the following to be cash and cash equivalents: cash deposits in financial institutions, cash held in Company safes or lockboxes at operational locations, and deposits that are readily convertible into cash within three months or less. The Company has banking or similar relationships in all jurisdictions in which it operates. In addition, the Company has cash balances in excess of Federal Deposit Insurance Corporation and Canadian Deposit Insurance Corporation limits. The Company has historically not experienced losses related to these deposits. As of December 31, 2022, and 2021, there are no cash equivalents.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.4 Accounts receivable

Accounts receivable from wholesale sales are recorded net of an allowance for doubtful accounts. The Company estimates allowance for doubtful accounts based on various factors such as historical data, and customer credit worthiness. As of December 31, 2022, and 2021, the Company had approximately $539 and $87, in allowance for doubtful accounts, respectively. For the years ended December 31, 2022 and 2021, the Company wrote off approximately $472 and $104, respectively.

3.5 Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method in accordance with ASC 805 – Business Combination (“ASC 805”). The Company performs an assessment whether the acquisition is a business combination or asset acquisition based on the conditions surrounding the event(s) using guidance from ASC 805. If the acquisition is determined to be a business combination, the Company measures goodwill as; the fair value of the consideration transferred, including the recognized amount of any noncontrolling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

Consideration transferred includes the fair value of the assets transferred (including cash), the liabilities incurred by the Company on behalf of the acquiree, any contingent consideration and any equity interests issued by the Company. Transaction costs, other than those directly associated with the issuance of debt or equity securities that the Company incurs in connection with a business combination, are expensed as incurred.

The acquisition date is the date when the Company obtains control of the acquiree. Contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as a liability is re-measured at subsequent reporting dates in accordance with the criteria and guidance provided under ASC 450 – Contingencies and ASC 820 – Fair Value Measurement, as appropriate with corresponding gain or loss recorded in the statements of operations, see Note 13.

3.6 Inventory

Inventory is primarily comprised of finished goods, work-in-process, raw materials, and supplies. Inventory is valued at the lower of cost and net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. When establishing the cost, Work-in-process and raw materials are determined using the weighted average cost method while the determination of cost for Finished goods inventory is on the first-in, first-out (“FIFO”) accounting method.

Costs incurred during the growing process are capitalized as incurred to the extent that cost is less than net realizable value. Any subsequent post-harvest costs, including direct costs such as materials, labor, related overhead, and depreciation expense on equipment attributable to processing, are capitalized to inventory to the extent that cost is less than net realizable value. Inventories of purchased finished goods and packing materials, other than inventory acquired through business combinations, are initially valued at cost and subsequently at the lower of cost and net realizable value. The Company reviews inventories for obsolete, spoiled, and slow-moving goods and any such inventories are written down to net realizable value. Inventory acquired in a business combination is valued at selling price less selling and disposal costs.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.7 Property, plant, and equipment (“PPE”)

PPE is stated at cost less accumulated depreciation, amortization, and impairment losses, if any. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. PPE acquired in a business combination is recorded at fair value using various methodologies including cost approach, sales comparison approach or income approach.

Depreciation and amortization are calculated using the straight-line method over the following expected useful lives:

Furniture and fixtures	5 to 7 years
Office equipment	3 to 5 years
Machinery and equipment	5 to 15 years
Auto and trucks	5 years
Leasehold improvements	the shorter of the useful life or life of the lease
Buildings	39 years
Land	not depreciated
Construction in progress	not depreciated until placed in service

An item of PPE is derecognized upon disposal, when held for sale, or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the statements of operations.

Construction in progress is transferred to the appropriate asset class when available for use and depreciation or amortization of the assets commences at that point of time.

The Company conducts a periodic assessment of the residual balances, useful lives, and depreciation or amortization methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively.

Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

The Company capitalizes interest on debt in projects under construction. Upon the asset becoming available for use, capitalized interest costs, as a portion of the total cost of the asset, are depreciated over the estimated useful life of the related asset.

3.8 Intangible assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets, separately identifiable according to ASC 805 – Business Combinations, acquired in a business combination are measured at fair value as of the acquisition date. Amortization periods of assets with finite lives are based on management’s estimates at the date of acquisition and are amortized over their estimated useful lives. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.8 Intangible assets (Continued)

(a)	Goodwill

The Company measures goodwill as the fair value of the consideration transferred, including the recognized amount of any noncontrolling interest in the acquiree, less the net recognized amount of the identifiable assets and liabilities assumed, all measured as of the acquisition date. Goodwill is allocated to a specific reporting unit upon acquisition. The Company’s policy is to first perform a qualitative assessment to determine if it was more-likely-than-not that the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. The amount of goodwill impairment, if any, is determined as the excess of the carrying value over the fair value of that reporting unit. Impairment testing is performed annually by the Company, or more frequently, if events or changes in circumstances indicate that goodwill might be impaired. Management makes estimates during impairment testing as judgment is required to determine indicators of impairment and estimates are used to determine the fair value that is used to measure impairment losses. The Company assesses the fair values of its intangible assets, and its reporting unit for goodwill testing purposes, as necessary, using an income-based approach. Under the income approach, fair value is based on the present value of estimated future cash flows.

(b)	Finite-lived intangible assets

Intangible assets are recorded at cost unless acquired through a business combination and recorded at fair value, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over the following estimated useful lives, which do not exceed the contractual period, if any:

Licenses/permits	15
Right-to-use licenses	15
Host community agreements	15
Trade name / brand	5

Such assets are tested for impairment if events or changes in circumstances indicate that they might be impaired. The estimated useful lives, residual values, and amortization methods are reviewed periodically, and any changes in estimates are accounted for prospectively.

(c)	Impairment of long-lived assets

Long-lived assets such as PPE, right-of-use assets, and finite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable, and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable, and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach, or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections, and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.9 Leases and sale and leaseback accounting

The Company applies the accounting guidance in ASC 842 – Leases and assesses whether a contract is or contains a lease, at inception of a contract. When evaluating whether a lease is a finance lease or an operating lease the Company considers whether the contract conveys the right to control the use of an identified asset. Certain arrangements require significant judgement to determine if an asset is specified in the contract and if the Company directs how, and for what purpose, the asset is used during the term of the contract. Leases are recognized as a right-of-use asset (“ROU”) and corresponding liability at the commencement date based on the present value of the future minimum lease payments over the lease term. Operating leases are included in Right-of-use assets – operating, net and Lease liabilities – operating – current portion and Lease liabilities – operating – non-current portion on the balance sheets. For operating leases, the Company records operating lease expense. Finance leases are included in Right-of-use assets – finance, net and lease liabilities are included in Lease liabilities – finance – current portion and Lease liabilities – finance – non-current portion on the balance sheets based on their payment dates. For finance leases, the Company records interest expense on the lease liability in addition to amortizing the ROU (generally straight-line) over the shorter of the lease term or the useful life of the right-of-use asset. The Company primarily leases space for corporate offices, retail, cultivation, and manufacturing under non-cancellable operating leases. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease.

Lease liabilities include the net present value of fixed payments (including in-substance fixed payments), variable lease payments that are not based on an index or a rate or subject to a fair market value renewal, amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The Company allocates the consideration in the contract to each lease component on the basis of the relative standalone price of the lease component and the aggregate stand-alone price of the non-lease components. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the Company’s incremental borrowing rate. The period over which the lease payments are discounted is the reasonably certain lease term, including renewal options that the Company is reasonably certain to exercise. Renewal options are included in a number of leases across the Company.

Payments associated with short-term leases are recognized as an expense on a straight-line basis in the statements of operations. Short-term leases are leases with a lease term of 12 months or less. Variable lease payments that depend on an index or a rate or are subject to a fair market value renewal are expensed as incurred and recognized in the statements of operations.

A sale and leaseback transaction involves the transfer of an asset to another entity and the leaseback of the same asset. The Company applies ASC 606 and ASC 842 when accounting for sale and leaseback transactions. Significant estimates and judgments applied include determination of the fair value of the underlying asset, transfer of control, and determination of the implicit interest rate. The Company recognizes gains or losses related to the transfer of rights of the asset to the buyer-lessor and measures the ROU asset arising from the leaseback at the retained portion of the previous carrying amount. In cases where the transaction does not qualify for sale and leaseback accounting treatment, the asset is not derecognized, and no gain or loss is recorded. The transaction is treated as a financing transaction. See Note 9 for additional information.

3.10 Equity investments

An associate is an entity over which the Company exercises significant influence. Significant influence is the power to participate in the financial and operating policy of the investee but without control or joint control over those policies. Interests in associates are accounted for using the equity method and are initially recognized at cost. Subsequent to initial recognition, the carrying value of the Company’s interest in an associate is adjusted for the Company’s share of income or loss and distributions of the investee. The carrying value of associates is assessed for impairment at each balance sheet date. Significant influence is presumed if the Company holds between 20% and 50% of the voting rights, unless evidence exists to the contrary.

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investees in which the Company has joint control and rights to the net assets thereof are defined as joint ventures. Joint ventures are also accounted for under the equity method.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.11 Noncontrolling interests

Equity interests owned by parties that are not shareholders of the Company in consolidated subsidiaries are considered noncontrolling interests. The share of net assets attributable to noncontrolling interests are presented as a component of equity while the share of net income or loss is recognized in the statements of operations. Changes in the Company’s ownership interest that do not result in a loss of control of these less than wholly owned subsidiaries are accounted for as equity transactions, see Note 3.19.

3.12 Derivatives

The Company evaluates all its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as assets or liabilities, the derivative instrument is recorded at its fair value and is then revalued at each reporting date, with changes in the fair value reported in the Company’s financial statements. In calculating the fair value of derivative assets or liabilities, the Company uses a valuation model when Level 1 inputs are not available to estimate fair value at each reporting date (see Notes 13 and 16).

The classification of derivative instruments, including whether such instruments should be recognized as assets or liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument assets or liabilities are classified as current or non-current based on whether net-cash settlement of the derivative instrument could be required within 12 months of the financial statement date.

3.13 Earnings per share

The basic loss per share is computed by dividing the net loss by the weighted average number of shares outstanding, including Equity Shares, multiple voting shares of the Company and Exchangeable Shares, as defined below, during the period. The diluted loss per share reflects the potential dilution of shares by adjusting the weighted average number of shares outstanding to assume conversion of potentially dilutive shares, such as Warrants, restricted stock units (“RSUs”), and vested options of the Company (“Vested Options”). The treasury stock method is used for the assumed proceeds upon the exercise of the Exchangeable Shares, Warrants, and Vested Options that are used to purchase Equity Shares at the average market price during the period. If the Company incurs a net loss during a reporting period, the calculation of fully diluted loss per share will not include potentially dilutive equity instruments such as Warrants, RSUs, and Vested Options, because their effect would be anti-dilutive, therefore, basic loss per share and diluted loss per share will be the same. For the years ended December 31, 2022 and 2021, the potentially dilutive financial instruments excluded from the calculation of earnings per share included nil and 1,868 warrants, nil and 86 options and 3,779 and 1,955 RSUs, totaling 3,779 and 3,909 shares of potentially dilutive securities, respectively.

3.14 Stock-based payments

(a) Stock-based payment transactions

Certain employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of stock-based payment transactions, whereby employees render services as consideration for equity instruments.

Stock-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, whichever is more readily determinable. In situations where equity instruments are issued to non-employees and some or all of the fair value of the good or service received by the Company as consideration cannot be specifically identified, they are measured at fair value of the stock-based payment. Stock-based payment transactions are primarily for individuals whose compensation has been classified as part of general and administrative expenses in the statements of operations.

The costs of equity settled transactions with employees are measured by reference to the fair value of the stock price at the date on which they are granted, using an appropriate valuation model. The value of the transaction is expensed straight line through the vesting period. Market and performance based RSUs are fair valued through Monte-Carlo simulations and are expensed over the indicative service period. Performance RSUs are recorded once the condition is probable to occur, refer to Note 14.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.14 Stock-based payments (Continued)

(a) Stock-based payment transactions (Continued)

The costs of equity settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”).

The cumulative expense is recognized for equity settled transactions at each reporting date until the vesting date as the Company’s policy is to account for forfeitures as they occur. The income or loss for a period represents the movement in cumulative expense recognized as of the beginning and end of that period and the corresponding amount is represented in additional paid-in capital. At the end of each reporting period, the Company assesses if any forfeitures occurred and recognizes the impact in the statements of operations.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting for expense purposes irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original terms of the award are met. An additional expense is recognized for any modification which increases the total fair value of the stock-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification. When an award is cancelled by the Company or the counterparty, any remaining element of the fair value of the award is derecognized at that time through the statements of operations.

RSUs are issued on the vesting dates, sometimes net of the applicable statutory tax withholding to be paid by the Company on behalf of the employees. In those instances, lower shares are issued than the number of RSUs vested and the tax withholding is recorded as a reduction to paid-in capital. The terms of the stock-based payment awards allow an entity with a statutory income tax withholding obligation to withhold shares with a fair value up to the maximum statutory tax in the employee’s applicable jurisdiction.

(b) Warrants

The Company determines the accounting classification for equity-linked financial instruments such as warrants, as either liability or equity, by assessing ASC 480 – Distinguishing Liabilities from Equity and ASC 815 – Derivatives and Hedging. Under ASC 480, warrants are considered a liability if the warrants are mandatorily redeemable, obligate the Company to settle the warrants or the underlying shares by paying cash or other assets, or warrants that must or may require settlement by issuing a variable number of shares. Under ASC 815, warrants are considered liabilities if contracts require or may require the issuer to net settle the contract for cash. Such derivatives are recorded as a liability at fair value until they are settled or expire, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature.

After all relevant assessments, the Company concludes whether the warrants are classified as liability or equity. Liability classified warrants require fair value accounting at issuance and subsequent to initial issuance with all changes in fair value after the issuance date recorded in the statements of operations. Equity classified warrants only require fair value accounting at issuance with no changes recognized subsequent to the issuance date unless the warrants are modified.

The Company determined that all of its outstanding warrants are freestanding instruments which do not meet the characteristics of a liability and therefore are classified as equity.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.15 Loss contingencies

Loss contingencies are recognized when the Company has a present obligation that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Loss contingencies are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation.

3.16 Financial instruments

Recognition and initial measurement

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of a financial instrument or non-financial derivative contract. All financial instruments are measured at fair value on initial recognition. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL (as defined below), are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in the statements of operations.

Classification and subsequent measurement

The Company classifies financial assets, at the time of initial recognition, according to the Company’s business model for managing the financial assets and the contractual terms of the cash flows. Financial assets are classified in the following measurement categories:

a)	amortized cost (“AC”).
b)	fair value through profit or loss (“FVTPL”); and
c)	fair value through other comprehensive income (“FVTOCI”).

Financial assets are subsequently measured at amortized cost if both of the following conditions are met and they are not designated as FVTPL: a) the financial asset is held within a business model whose objective is to hold financial assets to collect contractual cash flows; and b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These assets are subsequently measured at amortized cost using the effective interest rate method, less any impairment, with gains and losses recognized in the statements of operations in the period that the asset is derecognized or impaired. All financial assets not classified at amortized cost as described above are measured at FVTPL or FVTOCI depending on the business model and cash flow characteristics. The Company has no financial assets measured at FVTOCI.

Financial liabilities are subsequently measured at amortized cost using the effective interest rate method with gains and losses recognized in the statements of operations in the period that the liability is derecognized, except for financial liabilities classified as FVTPL.

Refer to Note 16 for the classification and fair value (“FV”) level of financial instruments.

Derecognition

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are recognized in the statements of operations.

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the statements of operations.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.17 Foreign currency transactions and translations

Transactions denominated in foreign currency are translated into the functional currency of the entity using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, such as remeasurement of local currency into functional currency, are recognized in the statements of operations.

The results and financial position of an entity that has a functional currency different from the presentation currency is translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet; and
●	income and expenses for each statement of operations are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated as the rate on the dates of the transactions).

Effect of translation differences, such as translation of foreign currency into reporting currency, are accumulated and presented as a component of equity under accumulated other comprehensive income.

3.18 Taxation

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities based on the differences between the financial statements and tax basis of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that the Company would be able to realize our deferred tax assets in the future more than their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company is subject to ongoing tax exposures, examinations, and assessments in various jurisdictions. Accordingly, the Company may incur additional tax expense based upon the outcomes of such matters. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022, and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position within twelve months of the reporting date.

As the Company operates in the cannabis industry, the Company is subject to the limits of Section 280E of the United States Internal Revenue Code (“Section 280E”), under which the Company is generally only allowed to deduct expenses directly related to the cost of goods sold.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.19 Variable Interest Entities (“VIE”)

Under certain provisions of ASC Topic 810 – Consolidations (“ASC 810”), the Company determines whether we are the primary beneficiary of a VIE. We assess whether we have the power to direct matters that most significantly impact the activities of the VIE and the obligation to absorb losses or the right to receive the benefits from the VIE that could potentially be significant to the VIE.

A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured that such equity investors lack the ability to make significant decisions relating to the entity’s operations through voting rights or do not substantively participate in the gains or losses of the entity. The primary beneficiary has both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. We assess all variable interests in the entity and use our judgment when determining whether a particular entity is a VIE and if we are the primary beneficiary. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights, and level of involvement of other parties. We assess the primary beneficiary determination for a VIE on an ongoing basis if there are any changes in the facts and circumstances related to a VIE. See Note 5.

Where we determine we are the primary beneficiary of a VIE, we consolidate the accounts of that VIE, under the guidance of ASC 805, Business Combinations, (“ASC 805”). The equity owned by other shareholders of the VIE is shown as noncontrolling interests in the accompanying financial statements.

3.20 Significant accounting judgments and estimates

The application of the Company’s accounting policies requires management to use estimates and judgments that can have a significant effect on the revenues, expenses, assets and liabilities recognized, and disclosures made in the financial statements.

Management’s best estimates concerning the future are based on the facts and circumstances available at the time estimates are made. Management uses historical experience, general economic conditions, and assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically, and the effects of any changes are recognized at that time. Actual results could differ from the estimates used.

The following areas require management’s critical estimates and judgments:

(a)	Business combinations

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree.

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions.

Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at subsequent reporting dates in accordance with the criteria and guidance provided under ASC 805.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the consideration transferred based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management is required to finalize its allocation on the earlier of the date that information becomes known, but no later than one year from the acquisition date. Until such time, these values might be provisionally reported and are subject to change. During the measurement period, adjustments to provisional purchase price allocations are recognized if new information is obtained about the facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.20 Significant accounting judgments and estimates (Continued)

(a)	Business combinations (Continued)

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when contingent consideration targets are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Judgment is applied in determining whether a transaction is a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners.

(b)	Inventory

In calculating the value of inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, expected yields for the cannabis plants, harvesting costs, net realizable value, selling costs, average or expected selling prices, fair value of inventory acquired in a business combination and impairment factors. In calculating final inventory values, management compares the inventory costs to estimated net realizable value as well as investigates slow moving inventory, if applicable. The estimates are judgmental in nature and are made at a point in time, using available information, such as expected business plans and expected market conditions. Periodic reviews are performed on the inventory balance with the changes in inventory reserves reflected in cost of goods sold.

(c)	Estimated useful lives and depreciation of PPE

Depreciation of PPE is dependent upon estimates of useful lives, which are determined through the exercise of judgments. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(d)	Valuation, estimated life and impairment of intangible assets

Management uses significant judgment in estimating the useful lives and impairment. Impairment tests rely on judgments and estimates related to growth rates, discount rates, and estimated margins.

(e)	Goodwill impairment

Goodwill is tested for impairment annually on December 31st of each fiscal year and whenever events or changes in circumstances indicate that the carrying amount of goodwill may have been impaired. In order to determine that the value of goodwill may have been impaired, the Company may perform a qualitative assessment to determine if it was more-likely-than-not that the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. Several factors, including historical results, business plans, forecasts, and market data are used to determine the fair value of the reporting unit. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

(f)	Leases

Each lease is evaluated to determine if the Company would exercise any of the renewal options offered. Several material factors are considered in determining if the renewal options would be exercised, such as length of the renewal, renewal rate, and ability to transfer locations. When measuring lease liabilities, the Company used discounted lease payments using a weighted-average rate in the range of 7.8% to 15.5% per annum. The weighted-average rate is based on the Company’s incremental borrowing rate, which relies on judgments and estimates.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.20 Significant accounting judgments and estimates (Continued)

(g)	Provisions and contingent liabilities

When the Company is more-likely-than-not to incur an outflow of resources to settle an obligation and the amount can be reasonably estimated, a contingent liability is recorded. The contingent liability is recorded at management’s best estimates of the expenditure required to settle the obligation at period end, discounted to the present value, if material.

(h)	Financial instruments

To determine the fair value of financial instruments, the Company develops assumptions and selects certain methods to perform the fair value calculations. Various methods considered include but are not limited to: (a) assigning the value attributed to the transaction at the time of origination; (b) re-measuring the instrument if it requires concurrent fair value measurement; and (c) valuing the instrument at the issuance value less any amortized costs. As judgment is a factor in determining the value and selecting a method, as well as the inherent uncertainty in estimating the fair value, the valuation estimates may be different.

Application of the option pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets, and the expected life of the financial instruments. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net loss.

3.21 Change in accounting standards

The Company is treated as an “emerging growth company” as defined under the Jumpstart Our Business Start-ups Act of 2012, as amended (the “JOBS Act”). Under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until the standards apply to private companies.

Recently Issued and Adopted Accounting Standards

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13 Topic 326 – Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which was subsequently revised by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02, ASU 2020-03, and ASU 2022-02 (“ASU 2016-13”), which introduces a new model for assessing impairment on most financial assets. Entities will be required to use a forward-looking expected loss model, which will replace the current incurred loss model, which will result in earlier recognition of allowance for losses. ASU 2016-13 is effective for the Company’s fiscal year beginning after December 15, 2022, and interim periods therein. The adoption of ASU 2016-13 is not expected to have a material impact on the Company’s financial statements.

In December 2019, the FASB issued ASU 2019-12 Topic 740 – Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for the Company’s fiscal year beginning after December 15, 2021, and interim periods therein. The adoption of ASU 2019-12, on January 1, 2022, did not have a material impact on the Company’s financial statements.

In January 2020, the FASB issued ASU 2020-01 Topic 321 – Investments - Equity Securities, Topic 323 – Investments – Equity Method and Joint Ventures, and Topic 815 – Derivatives and Hedging (collectively “ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company’s fiscal year beginning after December 15, 2021, and interim periods therein. The adoption of ASU 2020-01, on January 1, 2022, did not have a material impact on the Company’s financial statements.

In June 2022, the FASB issued ASU No. 2022-03 Topic 820 – Fair Value Measurement – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”), (1) to clarify the guidance in Topic 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security, (2) to amend a related illustrative example, and (3) to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. ASU 2022-03 is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2022-03 will have on the Company’s financial statements.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

Transactions accounted for as business combinations have been accounted for under the acquisition method in accordance with ASC 805, with the results included in the Company’s results from operations from the date of acquisition. The fair value of considerations transferred have been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to contingent consideration and intangible assets. Management exercised judgement in estimating the probability and timing of when earnouts are expected to be achieved which is used as the basis for estimating fair value.

For the intangible assets identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows and take into consideration other significant assumptions such as the expected use, the infancy of the cannabis industry and industry comparatives, federal and state regulations, market uncertainty and the estimated lives of any long-lived facilities and assets that the intangibles may relate to.

Cannabis licenses are the primary intangible asset acquired in business combinations as they provide the Company the ability to operate in each market. However, some cannabis licenses are subject to renewal and therefore there is some risk of non-renewal for several reasons, including operational, regulatory, legal, or economic factors. To appropriately consider the risk of non-renewal, the Company applies probability weighting to the expected future net cash flows in calculating the fair value of these intangible assets. The key assumptions used in these cash flow projections include discount rates and terminal growth rates. Of the key assumptions used, the impact of the estimated fair value of the intangible assets has the greatest sensitivity to the estimated discount rate used in the valuation. The terminal growth rate represents the rate at which these businesses will continue to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures which are based upon the acquiree’s historical operations along with management projections. The evaluations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Each of the acquisitions are subject to specific terms relating to the satisfaction of the purchase price by the Company and its wholly owned subsidiaries, and incorporates payments in cash, shares, and debt as well as certain contingent considerations. The shares issued as consideration are either Equity Shares or non-voting exchangeable shares of the Company’s subsidiaries (“Exchangeable Shares”) that are exchangeable on a one-for-one basis into an equal number of Equity Shares of the Company. The Company treats the Exchangeable Shares as options with a value equal to a share of Equity Shares, which represents the holder’s claim on the equity of the Company. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these financial statements due to the fact that (i) they are economically equivalent to the Company’s publicly traded Equity Shares and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under United States securities laws but may dispose of the Exchangeable Shares by exchanging them for Equity Shares of the Company which can then be sold through the CSE. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to noncontrolling interests; however, there would be no impact on loss per share.

The goodwill recognized on each acquisition is attributable mainly to the expected future growth potential and expanded customer base arising as a result of the completion of the respective acquisition. Goodwill has been allocated to the reporting units corresponding to the states of the acquired businesses. None of the goodwill is expected to be deductible for income tax purposes. For further analysis on goodwill relating to business combinations, see Note 8.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

2022 Second Quarter Acquisition

Business Combinations

On May 25, 2022, the Company completed its acquisition of Herbal Remedies Dispensaries, LLC (“Herbal Remedies”) through a membership interest purchase agreement.

The fair value of identifiable assets acquired, and liabilities assumed as of the acquisition date are as follows:

Herbal Remedies
ASSETS ACQUIRED
Cash	$637
Inventory	1,480
Prepaid expenses and other assets	256
Intangible assets - licenses/permits	15,700
Property, plant, and equipment	122
Right-of-use assets - operating	700
Total assets acquired at fair value	18,895

LIABILITIES ASSUMED
Trade payables	215
Accrued liabilities	68
Lease liabilities - operating	700
Total liabilities assumed at fair value	983

Goodwill	1,180

Consideration transferred	$19,092

As part of the purchase accounting for the above acquisition, the Company recorded intangible assets of $15,700, all of which were associated with licenses that allow for the retail sales of cannabis. The amortization period for licenses was determined to be 15 years, which reasonably reflects the useful lives of the assets.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Herbal Remedies Business Combination

Herbal Remedies is an operator of two licensed retail dispensaries in Quincy, Illinois. This acquisition expands the Company’s operational footprint with the addition of the state of Illinois.

Purchase consideration was comprised of the following:

(In thousands)		Shares	Fair Value
Cash	i		$3,002
Debt Payable	ii		14,220
Shares Issued	iii	353	1,870

Total		353	$19,092

Pursuant to the terms of the Definitive Agreement (“Herbal Remedies Agreement”), Ayr satisfied the purchase price of $19,092 for Herbal Remedies through the following:

i.	$3,002 of the Herbal Remedies purchase price in the form of cash consideration and settlement of the final working capital which is deemed immaterial;
ii.	$14,220 of the Herbal Remedies purchase price in the form of a promissory note payable; and
iii.	$1,870 of the Herbal Remedies purchase price in the form of 353 Exchangeable Shares, these shares have contractual restrictions on their ability to be sold for six to twelve months (the “Herbal Remedies Lock-Up Provision”). The fair value of the shares was determined by the share price on the CSE at the date of acquisition and a 16.55% discount rate attributed to the contractual restrictions.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

2022 First Quarter Acquisition

Business Combinations

On February 15, 2022, the Company completed its acquisition of Cultivauna, LLC (“Cultivauna”) through a membership interest purchase agreement. Cultivauna has a production license in the state of Massachusetts and sells cannabis infused branded seltzers and water-soluble tinctures.

The fair value of identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

Cultivauna
ASSETS ACQUIRED
Cash	$1,251
Accounts receivable	471
Inventory	1,206
Prepaid expenses and other assets	38
Intangible assets - trade name/brand	3,400
Intangible assets - host community agreements	2,100
Property, plant, and equipment	2,202
Right-of-use assets - operating	315
Total assets acquired at fair value	10,983

LIABILITIES ASSUMED
Trade payables	23
Accrued liabilities	305
Lease liabilities - operating	315
Total liabilities assumed at fair value	643

Goodwill	11,281

Consideration transferred	$21,621

As part of the purchase accounting for the above acquisition, the Company recorded intangible assets of $5,500, which were associated with a trade name/brand and host community agreement that allow for the processing, production, and retail sales of cannabis. The amortization period for the trade name/brand and host community agreement was determined to be 5 and 15 years, respectively, which reasonably reflects the useful lives of the assets.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Cultivauna Business Combination

Purchase consideration was comprised of the following:

		Shares	Fair Value
Cash	i		$11,027
Shares Issued	ii	329	4,482
Contingent Consideration	iii		6,112

Total		329	$21,621

Pursuant to the terms of the Definitive Agreement (“Cultivauna Agreement”), Ayr satisfied the purchase price of $21,621 for Cultivauna through the following:

i.	$11,027 of the Cultivauna purchase price in the form of cash consideration and settlement of the final working capital which is deemed immaterial;
ii.

$4,482 of the Cultivauna purchase price in the form of 329 Exchangeable Shares, these shares have contractual restrictions on their ability to be sold for six to twelve months (the “Cultivauna Lock-Up Provision”). The fair value of the shares was determined by the share price on the CSE at the date of acquisition and a 14.85% discount rate attributed to the contractual restrictions; and

iii.

A portion of the Cultivauna purchase price is derived from an earn-out provision through December 31, 2023, based on annualized net revenues generated during the measurement period, consisting of Exchangeable Shares, valued through a Monte-Carlo simulation, that may entitle the sellers to earn additional consideration if certain milestones are achieved. See Note 13 for more information.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

2021 Fourth Quarter Acquisition

Business combination

On October 4, 2021, the Company completed its acquisition of PA Natural Medicine, LLC (“PA Natural”) through a membership interest purchase agreement.

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

PA Natural
ASSETS ACQUIRED
Cash	$2,223
Inventory, net	2,670
Prepaid expenses and other assets	77
Intangible assets - licenses/permits	101,000
Property, plant, and equipment	848
Right-of-use assets - operating	786
Deposits	6
Total assets acquired at fair value	107,610

LIABILITIES ASSUMED
Trade payables	1,991
Accrued liabilities	318
Lease liabilities - operating	704
Total liabilities assumed at fair value	3,013

Goodwill	15,159

Consideration transferred	$119,756

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

2021 Fourth Quarter Acquisition(Continued)

Business combination(Continued)

As part of the purchase accounting for the above acquisition, the Company recorded intangible assets of $101,000, all of which was associated with licenses that allow for the retail sales of cannabis. The amortization period for licenses was determined to be 15 years, which reasonably reflects the useful lives of the assets.

PA Natural Business Combination

PA Natural is an operator of three licensed retail dispensaries. PA Natural has locations in Bloomsburg, State College, and Selinsgrove, PA.

Purchase consideration was comprised of the following:

		Shares	Fair Value
Cash	i		$36,498
Debt Payable	ii		25,000
Shares Issued	iii	814	19,217
Contingent Consideration	iv		39,041

Total		814	$119,756

Pursuant to the terms of the Definitive Agreement (“PA Natural Agreement”), Ayr satisfied the purchase price of $119,756 for PA Natural through the following:

i.	$36,498 of the PA Natural purchase price in the form of cash consideration and settlement of the final working capital which is deemed immaterial;
ii.	$25,000 of the PA Natural purchase price in the form of a promissory note payable;
iii.	$19,217 of the PA Natural purchase price in the form of 814 Exchangeable Shares, these shares have contractual restrictions on their ability to be sold for four to twelve months (the “PA Natural Lock-Up Provision”). The fair value of the shares was determined by the share price on the CSE at the date of acquisition and an 11% discount rate attributed to the contractual restrictions; and
iv.	A portion of the PA Natural purchase price is derived from an earn-out provision through December 31, 2021 based on adjusted earnings before interest tax depreciation and amortization (“EBITDA”), a non-GAAP measure, consisting of cash, a promissory note, and Exchangeable Shares, valued through a Monte-Carlo simulation, that may entitle the sellers to earn additional consideration if certain milestones are achieved. See Note 13 for more information.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

2021 Third Quarter Acquisitions

Business combination

On September 15, 2021, the Company completed its acquisition of GSD NJ LLC (“Garden State Dispensary” or “GSD”) through a membership interest purchase agreement.

Asset Acquisition

On July 1, 2021, the Company completed its acquisitions of Eskar Holdings, LLC, (“Eskar”) through a membership interest purchase agreement. Collectively, the GSD and Eskar acquisitions are referred to as the “Q3 2021 Acquisitions”.

The details of the purchase consideration consist of cash, debt, Exchangeable Shares, and contingent consideration.

The fair value of the identifiable assets acquired and liabilities assumed for GSD as of the acquisition date are as follows:

	GSD	Eskar	Total
ASSETS ACQUIRED
Cash	$580	$—	$580
Inventory, net	3,237	—	3,237
Prepaid expenses and other assets	67	—	67
Intangible assets - licenses/permits	172,000	—	172,000
Intangible assets - host community agreements	—	1,000	1,000
Property, plant, and equipment	30,699	—	30,699
Right-of-use assets - operating	13,234	—	13,234
Deposits	194	—	194
Total assets acquired at fair value	220,011	1,000	221,011

LIABILITIES ASSUMED
Trade payables	1,658	—	1,658
Accrued liabilities	445	—	445
Advance from related parties	22,750	—	22,750
Lease liabilities - operating	13,026	—	13,026
Debts payable	3,000	—	3,000
Total liabilities assumed at fair value	40,879		40,879

Goodwill	11,524	—	11,524

Consideration transferred	$190,656	$1,000	$191,656

As part of the purchase accounting for the above acquisitions, the Company recorded intangible assets of $172,000, which was associated with a license and host community agreement that allow for the processing, production, and retail sales of cannabis. The amortization period for the licenses and host community agreement was determined to be 15 years, which reasonably reflects the useful lives of the assets.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

GSD Business Combination

GSD has three open dispensaries, the maximum allowed under its permit, at highway locations throughout the central region of the State of New Jersey, as well as approximately 30,000 sq. ft. of operational cultivation and production facilities. An additional 75,000 sq. ft. of cultivation is under construction.

Purchase consideration was comprised of the following:

		Shares	Fair Value
Cash	i		$41,860
Debt Payable	ii		29,491
Shares Issued	iii	1,511	29,744
Contingent Consideration	iv		89,561

Total		1,511	$190,656

Pursuant to the terms of the Definitive Agreement (“GSD Agreement”), Ayr satisfied the purchase price of $190,656 for GSD through the following:

i.	$41,860 of the GSD purchase price in the form of cash consideration and settlement of the final working capital, which is deemed immaterial;

ii.	$29,491of the GSD purchase price in the form of a promissory note payable;

iii.	$29,744 of the GSD purchase price in the form of 1,511 Exchangeable Shares, these shares have contractual restrictions on their ability to be sold for four to twelve months (the “GSD Lock-Up Provision”). The fair value of the shares was determined by the share price on the CSE at the date of acquisition and a 9.2% discount rate attributed to the contractual restrictions; and

iv.	A portion of the GSD purchase price is derived from an earn-out provision through December 31, 2022, subject to extension, based on exceeding revenue target thresholds, consisting of cash, a promissory note, and Exchangeable Shares, valued through a Monte-Carlo simulation, that may entitle the sellers to earn additional consideration if certain milestones are achieved.See Note 13 for more information.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Eskar Asset Acquisition

Pursuant to the agreements, the Company acquired rights to legally open and operate an adult-use cannabis licensed retail store along with the purchase of the property located in the Town of Watertown, Massachusetts.

The Eskar acquisition did not meet the definition of a business according to ASC 805 and as such, it was recorded as an asset acquisition.

Purchase consideration for the acquisition was $1,000, paid in cash, all of which was allocated to intangible assets – host community agreements.

2021 First Quarter Acquisitions

Business combinations

On February 26, 2021, the Company completed its acquisition of Liberty in a stock-for-stock combination. On March 23, 2021, the Company completed its acquisition of Blue Camo LLC (“ Oasis”) through a membership interest purchase agreement. On March 31, 2021, the Company completed its acquisition of Ohio Medical Solutions, LLC (“Ohio Medical”) through an asset purchase agreement.

Asset acquisition

On March 30, 2021, the Company completed its acquisition of Greenlight Management, LLC (“Greenlight Management”) and Greenlight Holdings, LLC (“Greenlight Holdings”) through a membership purchase agreement. Greenlight Management has a management agreement with Parma Wellness, Center, LLC (“Parma”). Collectively, the Liberty, Oasis, Ohio Medical, and Parma acquisitions are referred to as the “Q1 2021 Acquisitions”.

The details of the purchase consideration consist of cash, debt, Equity Shares, Exchangeable Shares, contingent consideration, purchase consideration payable, and replacement options issued.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

	Liberty	Oasis	Parma	Ohio Medical	Total
ASSETS ACQUIRED
Cash	$6,650	$8,237	$—	$—	$14,887
Accounts receivable	—	26	—	6	32
Inventory, net	46,842	10,289	—	313	57,444
Prepaid expenses and other assets	818	464	—	97	1,379
Intangible assets - licenses/permits	270,000	220,000	—	12	490,012
Intangible assets - right-to-use licenses	—	—	13,255	—	13,255
Property, plant, and equipment	56,746	10,899	3,910	493	72,048
Right-of-use assets - operating	11,750	15,824	—	3,489	31,063
Right-of-use assets - finance, net	379	13	—	—	392
Deposits	619	166	—	252	1,037
Total assets acquired at fair value	393,804	265,918	17,165	4,662	681,549

LIABILITIES ASSUMED
Trade payables	3,274	2,901	—	—	6,175
Accrued liabilities	5,383	2,720	—	15	8,118
Income tax payable	1,819	—	—	—	1,819
Deferred tax liabilities	71,963	—	—	—	71,963
Lease liabilities - operating	11,693	15,825	—	3,497	31,015
Lease liabilities - finance	379	13	—	—	392
Debts payable	7,479	—	—	—	7,479
Accrued interest	153	—	—	—	153
Total liabilities assumed at fair value	102,143	21,459	—	3,512	127,114

Goodwill	114,683	30,581	—	—	145,264

Consideration transferred	$406,344	$275,040	$17,165	$1,150	$699,699

As part of the purchase accounting for the above acquisitions, the Company recorded intangible assets of $503,267, which was associated with licenses and permits that allow for the processing, production, and retail sales of cannabis. The amortization period for the licenses and permits was determined to be 15 years, which reasonably reflects the useful lives of the assets.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Liberty Business Combination

DJMMJ Investments LLC (“Liberty”) is a vertically integrated cannabis company with cultivation, processor, transporter, and retail dispensary operations in Florida. Liberty owns a 387-acre cultivation campus in Gainesville, Florida with over 300,000 square feet of production facilities and operates dispensaries in the medical market.

Purchase consideration was comprised of the following:

		Shares	Fair Value
Share Capital	i	12,671	$399,499
Purchase Consideration Payable	ii	76	2,392
Replacement Options Issued	iii	248	4,453

Total		12,995	$406,344

Pursuant to the terms of the Definitive Agreement (“Liberty Agreement”), Ayr satisfied the purchase price of $406,344 for Liberty through the following:

i.

$399,499 of the Liberty purchase price in the form of 12,671 Subordinate Shares of the Company in a stock-for-stock combination. Liberty shareholders received 0.03683 Ayr shares for each Liberty share held;

ii.

$2,392 of the Liberty purchase price in the form of 76 Subordinate Shares were issued to dissenting Liberty shareholders who subsequently withdrew their dissent notices. On April 1, 2021, the dissenting Liberty shareholders received 0.03683 Ayr Subordinate Shares for each share held and the Company recognized a gain from fair value adjustment of $102.See Note 13 for more information; and

iii.	$4,453 of the Liberty purchase price in the form of 248 replacement options issued that were fully vested.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Oasis Business Combination

Oasis is a vertically integrated cannabis company with a cultivation, processing, and retail dispensary operations in Arizona. Oasis operates a 10,000 square foot cultivation and processing facility and has an 80,000 square foot cultivation facility under development. Oasis operates three dispensaries in both the adult-use and medical markets.

Purchase consideration was comprised of the following:

		Shares	Fair Value
Cash	i		$9,733
Debt Payable	ii		22,505
Shares Issued	iii	4,570	125,187
Contingent Consideration	iv		117,615

Total		4,570	$275,040

Pursuant to the terms of the Definitive Agreement (“Oasis Agreement”), Ayr satisfied the purchase price of $275,040 for Oasis through the following:

i.	$9,733 of the Oasis purchase price in the form of cash consideration;

ii.	$22,505 of the Oasis purchase price in the form of promissory notes payable. The notes are subjected to adjustment based on a final working capital adjustment;

iii.

$125,187 of the Oasis purchase price in the form of 4,570 Exchangeable Shares, that are exchangeable on a one-for-one basis into an equal number of Subordinate Shares of the Company. 2,000 of the Exchangeable Shares are held in escrow and may be payable upon the achievement of established cultivation targets at the facility under development. These shares have restrictions on their ability to be sold for six to eighteen months (the “Oasis Lock-Up Provision”). The fair value of the shares was determined by the share price on the CSE at the date of acquisition and a 15% discount rate attributed to the contractual restrictions; and

iv.

A portion of the Oasis purchase price is derived from an earn-out provision through December 31, 2022 based on adjusted EBITDA, a non-GAAP measure, consisting of cash and Exchangeable Shares, valued through a Monte-Carlo simulation, that may entitle the sellers to earn additional consideration if certain milestones are achieved. See Note 13 for more information.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Parma Asset Acquisition

Greenlight Management operates on a 58,000 square foot facility in Parma, Ohio under a management agreement with Parma. Parma is a recipient of a Tier 1 Cultivator Provisional License in the medical cannabis market in Ohio. The land and building where the facility is located are owned by Greenlight Holdings.

As the Parma acquisition did not meet the definition of a business according to ASC 805, and as such, it was recorded as an asset acquisition. Purchase consideration for the asset acquisition was $17,165 paid in cash.

Ohio Medical Business Combination

Ohio Medical is a cannabis processor and manufacturer in the Ohio medical market with a 9,000 square foot medical marijuana processing facility that is licensed as part of the Ohio medical cannabis program.

Purchase consideration for the business combination was $1,150, paid in cash.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

5. VARIABLE INTEREST ENTITIES (“VIE”)

Since February 2022 and through December 31, 2022, the Company has the ability to direct the activities of two entities, Tahoe Hydroponics Company, LLC and NV Green, Inc., collectively (“TH/NVG”), through a management services and equity purchase agreement, consummated in February 2022, thereby classifying the entities as VIEs, until certain conditions are met, at which time the Company will evaluate business combination accounting. The assets of TH/NVG can only be used to settle its liabilities and under the applicable agreements TH/NVG retains ultimate legal responsibilities for its operations.

The fair value of identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

Tahoe Hydro/NV Green
ASSETS ACQUIRED
Cash	$675
Accounts receivable	77
Inventory, net	6,969
Due from related party	203
Prepaid expenses and other assets	41
Intangible assets - trade name/brand	6,400
Property, plant, and equipment	2,950
Right-of-use assets - operating	158
Total assets acquired at fair value	17,473

LIABILITIES ASSUMED
Trade payables	373
Accrued liabilities	281
Lease liabilities - operating	158
Total liabilities assumed at fair value	812

Goodwill	208

Purchase consideration	$16,869

On March 30, 2021, the Company completed its acquisition of Greenlight Management, LLC (“Greenlight Management”) and Greenlight Holdings, LLC (“Greenlight Holdings”) through a membership purchase agreement. Greenlight Management has a management agreement with Parma Wellness Center, LLC (“Parma”). The Company determined that it possesses the power to direct activities through the management agreement, thereby classifying the entity as a VIE. On October 5, 2022, Parma was awarded a Certificate of Operation by the state of Ohio and began operations.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

5. VARIABLE INTEREST ENTITIES (“VIE”) (Continued)

The following tables present the summarized financial information about the Company’s consolidated VIEs which are included in the balance sheet and statement of operations as of and for the year ended December 31, 2022. All of these entities were determined to be VIEs as the Company possess the power to direct activities and obligation to absorb losses through management services agreements (“MSAs”).

	TH/NVG	Parma
Current assets	$5,248	$10,751
Non-current assets	6,582	14,634
Total assets	11,830	25,385

Current liabilities	1,033	14,092
Non-current liabilities	898	1,952
Total liabilities	1,931	16,044

Noncontrolling interest	7,528	(5,528)
Equity attributable to Ayr Wellness Inc.	2,371	14,869
Total liabilities and equity	$11,830	$25,385

	TH/NVG	Parma
Revenues, net of discounts	$2,316	$—
Net income (loss) attributable to noncontrolling interest	(4,491)	(5,528)
Net loss attributable to Ayr Wellness Inc.	—	—
Net loss	$(4,491)	$(5,528)

	TH/NVG	Parma
Noncontrolling interest at January 1, 2021	$—	$—
(no activity)	—	—
Noncontrolling interest at December 31, 2021	—	—
Total purchase consideration	$16,868	—
Working capital adjustment presented as consideration payable	(4,849)	—
Net loss during the period	(4,491)	(5,528)
Noncontrolling interest at December 31, 2022	$7,528	$(5,528)

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

6. INVENTORY

The Company’s inventory includes the following:

	December 31,	December 31,
	2022	2021
Materials, supplies, and packaging	$11,111	$12,805
Work in process	76,700	56,858
Finished goods	27,242	23,125
Incremental costs to acquire cannabis inventory in business combinations, net	–	575
Total inventory	$115,053	$93,363

The amount of inventory included in cost of goods sold during the years ended December 31, 2022 and 2021, was $228,776 and $156,064 respectively. The Company reviews inventory on hand for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on the review, the Company records inventory write-downs, when necessary, when costs exceed expected net realizable value.

For the years ended December 31, 2022 and 2021, $6,216 and $43,864 respectively, of expenses relating to the incremental costs to acquire cannabis inventory in business combinations are recognized in cost of goods sold on the statements of operations. This relates to the one-time adjustment of cannabis inventory from acquiree historical cost to fair value as part of the purchase price allocation.

7. PROPERTY, PLANT, AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property, plant, and equipment, net consisted of the following:

	December 31,	December 31,
	2022	2021
Furniture and equipment	$58,682	$26,311
Auto and trucks	1,883	1,021
Buildings	91,233	65,820
Leasehold improvements	172,765	78,283
Land	14,165	17,892
Construction in progress	11,578	95,853
Total	350,306	285,180
Less: Accumulated depreciation and amortization	23,388	9,958
Total property, plant and equipment, net	$326,918	$275,222

Capitalized interest for the year ended December 31, 2022 and 2021, totaled $14,927 and $8,373, respectively. Depreciation and amortization expense for the year ended December 31, 2022 and 2021, totaled $16,004 and $6,999, respectively, of which $11,550 and $5,078, respectively, is included in cost of goods sold.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

8. GOODWILL AND INTANGIBLE ASSETS

Goodwill

As of December 31, 2022, and December 31, 2021, the Company’s goodwill is as follows:

As of January 1, 2021	$57,964
Acquired through business combinations	171,946
As of December 31, 2021	229,910
Acquired through business combinations and initial consolidation VIEs	12,729
Impairment of goodwill	(148,531)
As of December 31, 2022	$94,108

Intangible Assets

During the year ended December 31, 2022 an entity co-owned by the Company, was awarded a provisional Disproportionately Impacted Area cultivator license in Connecticut. The Company recorded an intangible asset of $3,000 in connection with the cash payment for the cost of the provisional license.

Amortization expense is recorded within cost of goods sold and total operating expenses. The amount in cost of goods sold for the years ended December 31, 2022 and 2021, was $19,574 and $12,047, respectively.

The following table represents intangible assets, net accumulated amortization:

	Useful life (# of years)	December 31, 2022	December 31, 2021
Licenses/permits	15	$887,732	$935,265
Right-to-use licenses	15	17,717	12,592
Host community agreements	15	29,494	29,912
Trade name / brand	5	3,784	1,146
Total		$938,727	$978,915

Amortization Expense
2023	$72,437
2024	72,149
2025	71,959
2026	71,959
2027	71,959
2028 and beyond	575,264
Total	$935,727

Impairment of goodwill

As part of the annual impairment test as of December 31, 2022, a one-step quantitative impairment test was performed over all its reporting units, which includes goodwill acquired through various acquisitions and the initial consolidation of VIEs. The following significant assumptions were applied in the determination of the fair value of each reporting unit using a discounted cash flow model:

●	Cash flows: estimated cash flows were projected based on actual operating results from internal sources, as well as industry and market trends. The forecasts were extended to a total of five years (with a terminal value thereafter);
●	Terminal value growth rate: The terminal growth rate of 3% was based on historical and projected consumer price inflation, historical and projected economic indicators and projected industry growth;
●	Post-tax discount rate: the post-tax discount rate of 18% is reflective of the weighted average cost of capital (“WACC”). The WACC of 18% was estimated based on the risk-free rate, equity risk premium, beta premium, and after-tax cost of debt based on corporate bond yields; and
●	Tax rate: the tax rates used in determining future cash flows were those substantively enacted at the respective valuation date.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

8. GOODWILL AND INTANGIBLE ASSETS (Continued)

Intangible Assets (Continued)

Impairment of goodwill

The Company compared the fair value of each reporting unit to its carrying value to determine whether the carrying value exceeded fair value. Due to changes in market expectations as a result of increased competition and price compression at the reporting units, the Company recorded impairment of goodwill of $148,531 for the year ended December 31, 2022, reducing the carrying value of goodwill acquired across all reporting units. The remaining goodwill of $94,108 relates to the Company’s Florida reporting unit.

Long-lived assets

The Company evaluates the recoverability of long-lived assets, including finite-lived intangible assets, to determine whether events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company determined that changes in market expectations as a result of increased competition and price compression at the reporting units were indicators that an impairment test was required as of December 31, 2022.

The impairment test for long-lived assets is a three-step test, whereby management first determines the grouping of long-lived assets to be held and used, and next determines the recoverable amount by calculating the future undiscounted cash flows of each asset group, which is performed prior to the goodwill impairment test described above. If the recoverable amount is lower than the carrying value of the asset group, then impairment is indicated. The Company then determines the fair value of the asset group and allocates the impairment to the assets. The Company compared the carrying value of the asset group to its future undiscounted cash flows and determined that the carrying value did not exceed the future undiscounted cash flows. As such, the Company was not required to perform the impairment loss calculation (Step 3).

The future undiscounted cash flows of the specific assets that were evaluated for impairment were determined using the multi period excess earnings method based on the following key assumption:

●	Cash flows: estimated cash flows were projected based on actual operating results from internal sources,net of interest and depreciation/amortization, as well as industry and market trends. The forecasts were extended through the estimated useful lives of the assets.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

9. RIGHT-OF-USE ASSETS & LEASE LIABILITIES

Information related to operating and finance leases is as follows:

	December 31, 2022				December 31, 2021
	Operating Leases		Finance Leases		Operating Leases		Finance Leases
Incremental borrowing rate (weighted average)	11.98%		9.68%		12.66%		11.76%
Weighted average remaining lease term	13.04	yrs	4.90	yrs	14.01	yrs	2.81	yrs

The maturities of the contractual lease liabilities as of December 31, 2022, are as follows:

	Operating Leases	Finance Leases	Total
2023	$28,694	$12,862	$41,556
2024	28,362	11,395	39,757
2025	27,919	5,466	33,385
2026	27,276	3,390	30,666
2027	26,007	2,302	28,309
2028 and beyond	236,700	8,356	245,056
Total undiscounted lease liabilities	374,958	43,771	418,729
Impact of discounting	(232,067)	(9,029)	(241,096)
Total present value of minimum lease payments	$142,891	$34,742	$177,633

In June 2022, the Company completed a sale and lease back transaction to sell two cultivation and processing facilities for a purchase price of $28,107, excluding transaction costs. The Company leased back the facilities and continues to operate and manage them under a long-term agreement. The transaction qualified for sale-leaseback treatment under ASC 842. As a result of the sale, the Company divested of $22,206 of buildings and improvements, and $3,728 of land. The Company recognized a gain on sale related to the transaction of $2,173 which was recorded within gain on sale of assets on the statements of operations. The lease was recorded as an operating lease and resulted in a lease liability of $25,331 and an ROU asset of $25,339, which was recorded net of a $750 work allowance.

In June 2022, the Company closed on a real estate financing transaction resulting in $27,599 of cash proceeds for the sale and simultaneous leaseback of a cultivation facility. The transaction includes a construction financing allowance of up to $14,187, which will increase the base rent at the time the construction financing is drawn down. The initial term of the agreement is fifteen years, with two five-year options to renew. The initial payments are equal to 10% of the sum of the purchase price and increases when a draw is made on the construction finance allowance, payable monthly. In addition, a 3% increase in payments will be applied annually after the first year.

The transaction was classified as a finance lease and control was never transferred to the buyer-lessor accordingly the transaction did not qualify for sale-leaseback treatment. Therefore, the Company is deemed to own this real estate and will continue to depreciate the assets and reflect the properties on the Company’s balance sheet. The Company recorded a financing obligation for the consideration received from the buyer-lessor, and future cash lease payments will be allocated between interest expense and reduction to the financing obligation, as applicable. As the transactions did not qualify for sale-leaseback treatment, under ASC 842, Leases, no gain or loss was recognized.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

9. RIGHT-OF-USE ASSETS & LEASE LIABILITIES (Continued)

Payments related to leases during the years ended December 31, 2022, and 2021, are as follows:

	Year Ended
	December 31, 2022	December 31, 2021
Lease liabilities - operating
Lease liabilities - operating expense, COGS	$8,946	$4,818
Lease liabilities - operating expense, G&A	14,795	8,518
Lease liabilities - finance
Amortization of right-of-use assets, COGS	4,858	1,050
Amortization of right-of-use assets, G&A	188	76
Interest on lease liabilities - finance, COGS	2,525	720
Interest on lease liabilities - finance, G&A	58	320
Total lease expense	$31,370	$15,502

10. RELATED PARTY TRANSACTIONS AND BALANCES

Related parties are defined as management and members of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the financial statements, related party transactions and balances are as follows:

Mercer Park, L.P., a company owned by an executive of Ayr, entered into a management agreement with the Company dated May 24, 2019. The management fee is paid monthly and varies based on actual costs incurred by the related entity when providing the Company administrative support, management services, office space, and utilities. In addition, the management fees paid to the related party also reimbursed them for other corporate or centralized expenses based on actual cost, including but not limited to legal and professional fees, software, and insurance. The agreement is a month-to-month arrangement.

As of December 31, 2022 and 2021, $698 and $935 was included in prepaid expenses, a majority of which is for a letter of credit for an operating lease. Lease fees included in the operating lease during the years ended December 31, 2022 and 2021, were $861 and $575. During the years ended December 31, 2022 and 2021, included in general and administrative expenses are management fees of $12 and $11,085.

During the years ended December 31, 2022 and 2021, the Company incurred fees from a company partially owned by a board member of Ayr. The total incurred fees were $54 and $82 of office expenses, $392 and $1,230 of development fees, $920 and $900 of rental fees, and $165 and $242 of interest expense, respectively, for the years ended December 31, 2022 and 2021. Additionally, the board member was issued 50 Equity Shares, valued at $707 on the grant date, related to a consulting agreement with the Company for services rendered.

Refer below to the debts payable and senior secured notes and share capital notes for additional information regarding the debts payable to related parties and non-cash stock-based compensation plan, respectively, for the years ended December 31, 2022, and 2021.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

11. DEBTS PAYABLE AND SENIOR SECURED NOTES

Senior Secured Notes

On November 12, 2021, the Company completed a private placement offering of approximately $133,250 aggregate principal amount of secured promissory notes at a premium price, resulting in approximately $147,000 of proceeds due December 2024, with a resulting yield-to-maturity of 9.8%. The notes will be considered additional notes under the indenture governing the Company’s existing notes which were entered into on December 10, 2020 (“December 2020 Notes”).

Senior secured notes
As of January 1, 2021	$103,653
Debt issuance costs	(2,142)
Debt issuance costs amortized	1,744
Senior secured notes issued	133,250
Senior secured notes premium	9,305
Senior secured notes premium amortized	(402)
As of December 31, 2021	$245,408
Debt issuance costs amortized	2,292
Senior secured notes premium amortized	(3,018)
Total senior secured notes classified as non-current payable as of December 31, 2022	$244,682
Total accrued interest payable related to senior secured notes as of December 31, 2022	$—

Debt Payable

At December 31, 2022 and 2021, senior secured notes consisted of the following:

Debts payable
As of January 1, 2021	$62,233
Discounted as of January 31, 2021	1,280
Incurred through combinations and acquisitions	87,475
Converted to equity	(7,430)
Less: repayment	(8,749)
Less: discounted to fair value	(951)
As of December 31, 2021	133,858
Discounted as of December 31, 2021	951
Incurred through earn-out provision	14,934
Debt issued	68,000
Construction financing	36,303
Less: repayment	(17,924)
Total debts payable, undiscounted as of December 31, 2022	236,122
Less: discounted to fair value	(598)
Total debts payable as of December 31, 2022	$235,524
Total accrued interest payable related to debts payable as of December 31, 2022	$7,954

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

11. DEBTS PAYABLE AND SENIOR SECURED NOTES (Continued)

Debt Payable (Continued)

The details of debts payable were as follows:

	December 31, 2022
	Related party debt	Non-related party debt	Total debt
	$24,022	$212,100	$236,122
Less: current portion	1,409	39,114	40,523
Total non-current debt, undiscounted	22,613	172,986	195,599
Less: discount to fair value	—	(598)	(598)
Total non-current debt	$22,613	$172,388	$195,001

The following table presents the future debt obligations as of December 31, 2022:

Future debt obligations (per year)
2023	$40,523
2024	94,392
2025	33,282
2026	1,874
2027	29,870
2028 and beyond	36,181
Total debt obligations	$236,122

As part of the business combinations and asset acquisitions, the Company issued and assumed notes with related and non-related parties. The related party notes are considered part of the purchase price to the former shareholders of the acquired businesses. As a result of the combinations and acquisitions, several of these individual shareholders are now considered related parties of the Company across various roles including directors, officers, and shareholders.

Pursuant to the agreement to acquire Sira Naturals, Inc. (“Sira”), the Company issued a related-party promissory note in the amount of $5,000 to a lender of Sira that is secured by all the assets of Sira. The note matures five years from May 24, 2019 with a 6% annual interest rate payable monthly.

Pursuant to the agreement to acquire The Canopy NV, LLC (“Canopy”), the Company issued a related-party promissory note in the amount of $4,500 to Canopy that is secured by all the assets of Canopy. The note matures five years from May 24, 2019 with a 6% annual interest rate. As of December 31, 2022, the Company paid the note in full.

Pursuant to the agreement to acquire Washoe Wellness, LLC (“Washoe”), the Company issued a related-party promissory note in the amount of $5,640 to the former members of Washoe that is secured by all the assets of Washoe. The note matures three years from May 24, 2019 with a 6% annual interest rate. In addition, the Company agreed to assume a related-party member loan that has $6,562 remaining, secured by an all-assets security interest over all assets of Washoe that matures three years from the closing date with a 6% interest rate. The note was amended in March 2020 to increase the interest rate to 7% in exchange for a three-month deferral of principal. On March 28, 2022, the Company amended a non-related party note of $2,525 that was assumed during the acquisition of Washoe, which was acquired during May 2019. The loan was amended to extend the maturity date an additional year, while the payment terms and interest rate remained the same. Under ASC 470, this was a debt modification. As of December 31, 2022, the Company paid the notes in full.

Pursuant to the agreement to acquire LivFree Wellness, LLC (“LivFree”), the Company issued a related-party promissory note in the amount of $20,000 to the former members of LivFree that is secured by all the assets of LivFree. The note matures five years from May 24, 2019 with a 6% annual interest rate. Principal and interest is payable at maturity.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

11. DEBTS PAYABLE AND SENIOR SECURED NOTES (Continued)

Debt Payable (Continued)

Pursuant to the agreement to acquire CannaPunch of Nevada LLC (“CannaPunch”), the Company issued a related-party promissory note in the amount of $2,000 to the former members of CannaPunch that is secured by all the assets of CannaPunch. The note matures five years from the closing date with a 6% annual interest rate. Principal and interest is payable at maturity.

Pursuant to the Oasis Agreement, the Company issued non-related party promissory notes in the amount of $22,505 to the former members of Oasis that are secured by all the membership interests in Oasis. The notes mature four years from closing date of March 2021 with a 10% annual interest rate payable semi-annually.

Pursuant to the GSD Agreement, the Company issued non-related party promissory notes in the amount of $29,491 to the former members of GSD that are secured by all the assets of GSD. The note matures three years from the closing date of September 2021 with a 9% annual interest rate for the first year, and 12.5% thereafter. In addition, the Company agreed to assume a non-related party loan of $3,000 that matures on August 6, 2023, with a 9% annual interest rate.Interest is payable quarterly.

Pursuant to the PA Natural Agreement, the Company issued non-related party promissory notes in the amount of $25,000 to the former members of PA Natural that are secured by all the assets of and a pledge of membership interests in PA Natural. The notes mature three years from the closing date of October 2021 with an 8% annual interest payable quarterly.

On March 1, 2022, pursuant to the PA Natural Agreement, the Company issued non-related party promissory notes in the amount of $14,934 for earnout consideration. The notes are secured by all the assets and a pledge of the Company’s membership interests in PA Natural. The notes mature three years from the date of the agreement with an 8.0% annual interest rate payable quarterly.

On March 17, 2022, the Company entered into a loan agreement with a community bank for total proceeds of $26,200, net of financing costs of $287, with a 4.625% annual interest rate payable monthly. The loan is secured with a first mortgage lien on certain real property in Massachusetts and matures five years from the date of the agreement, with an option to extend for an additional five years. The loan is subject to certain financial and other covenants, that we are in compliance with as of December 31, 2022.

On May 16, 2022, the Company entered into a loan agreement with a community bank for total proceeds of $25,800, with an annual interest rate of Prime Rate plus 1.5%, floating, with a 5.0% floor (the rate is currently 9.0% as of December 31, 2022). The loan is secured with a first mortgage lien on certain real property and matures two years from the date of the agreement. The loan is subject to certain financial and other covenants, that we are in compliance with as of December 31, 2022.

Interest expense associated with related party debt payable for the years ended December 31, 2022, and 2021, was $1,507 and $1,767, respectively.

Convertible Debt

Pursuant to the Liberty Agreement, the Company agreed to assume non-related party convertible debt with a face value of $4,325 and accrued interest of $153 with a 12% annual interest rate. The Company had the right to convert the debt into Equity Shares if the share price met a minimum trading price. The fair value of the embedded derivative related to this conversion feature was $3,154. On March 4, 2021, the Company called the notes to either be paid out or converted into Equity Shares over a thirty-day period. During the year ended December 31, 2021, the debt was fully settled as $50 was paid and 232 Equity Shares were issued. There was no gain or loss recorded, as the transaction took place shortly after the initial fair value measurement.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

12. SHARE CAPITAL

The following activity occurred during the year ended December 31, 2022:

●	5 Equity Shares repurchased in 2021 were cancelled, and 82 Equity Shares were repurchased and held in the current year.
●	In relation to the vesting of 2,135 RSUs, 1,459 Equity Shares were issued due to net settlement.
o	78 shares were forfeited during the year.
●	33 Equity Shares were issued in connection with options exercised.
●	1,029 Equity Shares were issued in connection with the earn-out provision related to the acquisition of PA Natural.
●	908 Exchangeable Shares were exchanged for 908 Equity Shares related to the purchase considerations to the CannTech PA, LLC acquisition in 2020.
●	329 Exchangeable Shares were issued in connection with the Cultivauna Acquisition.
●	353 Exchangeable Shares were issued in connection with the Herbal Remedies Acquisition.
●	76 Equity Shares were issued to a related party for services rendered.
●	1,027 Exchangeable Shares were exchanged for 1,027 Equity Shares related to the Oasis acquisition.
●	71 Exchangeable Shares were converted to Equity Shares.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

12. SHARE CAPITAL (Continued)

The following activity occurred during the year ended December 31, 2021:

●	586 Equity Shares were repurchased of which 82 were cancelled.
●	7,203 Equity Shares were issued in connection with the exercise of 7,555 Warrants, of which 355 shares were issued in relation with cashless conversion feature (net share settlement). 57 Warrants were forfeited on September 30, 2021 related to the 2021 Warrant Incentive Program.
●	135 Equity Shares were issued in connection with the conversion of 1,385 Rights, which were each redeemed for one tenth (1/10) of one Equity Share. Rights were trading on the CSE under the symbol “AYR.RT” until they expired on May 25, 2021.
●	9,012 Exchangeable Shares were converted into Equity Shares as of December 31, 2021.
●	On January 14, 2021, the Company closed its equity offering of 4,600 Equity Shares at a price of $26.89 per share for total gross proceeds of approximately $123,714 , net of $5,672 of commission and expenses.
●	In relation to the exercise of 1,916 RSUs, 926 Equity Shares were issued due to net settlement share.
●	37 Equity Shares were issued in connection with options exercised as of December 31, 2021.
●	As part of the Acquisitions, the Company issued:
o	12,747 Equity Shares as part of the purchase consideration of Liberty.
o	4,570 Exchangeable Shares as part of the purchase consideration of Oasis. 2,000 of the shares are in escrow and payable upon reaching certain cultivation targets at the facility under development.
o	1,511 Equity Shares as part of the purchase consideration of GSD.
o	814 Equity Shares as part of the purchase consideration of PA Natural.

Warrants

The average remaining life of Warrants is 1.4 years in 2022 (2021:2.4 years) with an aggregate intrinsic value of $nil in 2022 (2021: $16,400). The Warrants have an exercises price of $9.07US. The number of Warrants outstanding as of December 31, 2022, and December 31, 2021, is:

		Weighted Average Fair
Number of warrants outstanding	Number	Value
Balance as of January 1, 2021	10,486	$6,516
Exercise of warrants	(7,555)	(4,694)
Forfeitures of warrants, due to expiration	(57)	(36)
Balance as of December 31, 2021	2,874	1,786
No activity
Balance as of December 31, 2022	2,874	$1,786

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

13. DERIVATIVE LIABILITIES

Purchase Consideration and Contingent Consideration

The earn-out provision related to the acquisition of Sira is measured at fair value by taking a probability weighted average of possible outcomes, as estimated by management, and discounting the payment to a present value. As of December 31, 2022 and December 31, 2021, the fair value was $26,652 and $25,316, respectively.

The earn-out provisions related to the acquisitions of Oasis, GSD, PA Natural, and Cultivauna are measured at fair value based on unobservable inputs and are considered a Level 3 measurement. The provision uses a Monte-Carlo simulation to estimate the fair value through the end of the earn-out period based on the Company’s share price at the acquisition date and other inputs based on other observable market data.Refer to Note 16 for assumptions used.

As of December 31, 2022, the fair value of the Oasis, GSD, and Cultivauna earn-out provisions were $nil, $63,429, and $9 respectively. As of December 31, 2021, the fair value of the Oasis, GSD, and PA Natural earn-out provisions were $28,667, $91,671, and $39,868, respectively.

In March 2022, the Company paid and settled the earn-out provision related to the PA Natural acquisition. The Company paid $10,000 of cash, issued $14,934 of promissory notes, and issued $11,748 of Equity Shares, and recognized a gain during the period of $3,186 on the change in fair value of the contingent consideration obligation.

As of December 31, 2022 the contingent consideration related to Sira and Cultivauna ($26,661) represent a non-current liability while the consideration related to GSD represent a current liability ($63,429).

In May 2022, the Company acquired Herbal Remedies and recorded a fair value adjustment on the purchase consideration settlement of $1,780 related to the issuance of a promissory note.

The fair value adjustment relating to derivative liabilities has been included in the statements of operations under “Fair value gain on financial liabilities” as detailed below:

	Year Ended
	December 31,	December 31,
	2022	2021
Gain from FV adjustment on contingent consideration	$61,675	$83,657
Gain (loss) from FV adjustment on purchase consideration settlement	(1,780)	102
Gain from settlement of contingent consideration	3,186	—
Total	$63,081	$83,759

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

14. STOCK-BASED COMPENSATION

The Company has adopted an equity incentive plan, as amended on May 2, 2021 (“The Plan”), which allows the Company to compensate qualifying Plan participants through stock-based arrangements and provide them with opportunities for stock ownership in the Company, thereby seeking to align the interests of such persons with the Company’s shareholders. Under the Plan, the Company may grant stock options, RSUs, performance compensation awards, and unrestricted stock bonuses or purchases. The maximum number of Equity Shares that may be issued under the Plan and any other security-based compensation agreements shall not exceed 12% of the total number of fully diluted shares issued and outstanding from time to time.

In addition, the Company established a restricted stock plan (the “AcquisitionCo Plan”) to facilitate the granting of restricted Exchangeable Shares. Any shares issued under the AcquisitionCo Plan will reduce the number of Equity Shares that may be awarded under the Plan on a one-for-one basis.

The stock-based compensation expense is based on either the Company’s share price for service-based conditions or the Company’s share price fair value on the date of the grant. The RSUs vest over a one to four-year period, based on service, market, and/or performance conditions. During the year ended December 31, 2022, there were 650 of both market and performance based RSUs outstanding, totaling 1,300. During the years ended December 31, 2022, and 2021, the Company recognized stock-based compensation relating to the granting of RSUs in the current and prior periods, except for the market and performance based RSUs as they did not meet the probable threshold. Any cumulative adjustment prior to vesting is recognized in the current period with no adjustment to prior periods for expense previously recognized. During the years ended December 31, 2022, and 2021, there were 78 and nil forfeitures of nonvested RSUs, respectively.

During the years ended December 31, 2022 and 2021, 2,135 Equity Shares vested, of which 1,459 were issued due to net settlement, and 1,916 of which 925 were issued due to net settlement, respectively. During the years ended December 31, 2022 and 2021, the result of the net settlement was 676 Equity Shares were withheld with a total value of $5,258, and 991 Equity Shares were withheld with a total value of $28,536 to pay income taxes on behalf of the grantees, respectively. As of December 31, 2022, the average remaining life of unvested RSUs is one year and three months with an expected expense over the next 12 months of $21,538 with an aggregate intrinsic value of $16,135 using the stock price as of December 31, 2022, and as of December 31, 2021, the average remaining life of unvested RSUs is one year with an expected expense over the next 12 months of $37,910, with an aggregate intrinsic value of $113,417 using the stock price as of December 31, 2021.

		Weighted
	Number of	Average Grant
	Shares	Date Fair Value
RSUs outstanding and nonvested, as of January 1, 2021	4,235	$16.63
Granted	5,781	17.79
Vested	(1,916)	18.44
RSUs outstanding and nonvested, as of December 31, 2021	8,100	18.83
Granted	741	6.45
Vested	(2,135)	18.58
Forfeited	(78)	15.90
RSUs outstanding and nonvested, as of December 31, 2022	6,628	$17.56

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

14. STOCK-BASED COMPENSATION (Continued)

Options

Other than as described below, no options have been granted during either of the years ended December 31, 2022 and 2021.As part of the Liberty acquisition, the Company issued replacement options to certain employees of Liberty who became employees of the Company and recorded additional paid-in capital of $4,453 in relation to 248 options, which were fully vested as of the date of acquisition. The range of exercise price is between $8.47 and $23.66. As of December 31, 2022 and 2021,the weighted average remaining life of the options is under eight months and one year , respectively, with an aggregate intrinsic value of $nil and $400, respectively.

	Number of	Weighted Average
	Options	Fair Value
Balance as of January 1, 2021	—	$—
Replacement options issued	248	17.93
Options exercised	(37)	17.93
Options sold to cover income taxes	(13)	17.93
Balance as of December 31, 2021	198	17.93
Options exercised	(33)	17.93
Balance as of December 31, 2022	165	17.93

15. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state governmental regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits and/or licenses that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance, in all material respects, with applicable local and state governmental regulations as of December 31, 2022, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no material pending or threatened lawsuits that could be reasonably expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company’s directors, officers or affiliates are an adverse party or have a material interest adverse to the Company’s interest.

Construction Commitments

As of December 31, 2021, the Company had $60,217 of open commitments to contractors. As of December 31, 2022, the Company did not have any significant construction commitments.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

16. FINANCIAL RISK FACTORS

(a) Fair value

Fair value is the price that would be received to sell/acquire an asset or paid to transfer/assume a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a nonfinancial asset takes into account a market participant’s ability to generate economic benefits from the asset’s highest and best use or by selling it to another market participant that would utilize the asset in its highest and best use.

The Company uses valuation techniques that are considered to be appropriate in the circumstances and for which there is sufficient data with unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.
●	Level 2 inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.
●	Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There were no transfers between levels in the hierarchy during the years ended December 31, 2022 and 2021. For financial assets and liabilities not measured at fair value, their carrying value is considered to approximate fair value due to their market terms.

The carrying values of cash, deposits, accounts receivable, trade payables, accrued liabilities, accrued interest payable, and purchase consideration payable approximate their fair values because of the short-term nature of these financial instruments. Long-term debt is recorded at amortized cost.

The following table summarizes the fair value hierarchy for the Company’s financial assets and liabilities that are re-measured at their fair values periodically:

		December 31, 2022	December 31,2021
Financial liabilities
Contingent consideration	Level 3	$90,090	$185,522

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

16. FINANCIAL RISK FACTORS (Continued)

(a) Fair value (Continued)

The following table summarizes the range of inputs used at the initial and subsequent measurement dates to value the contingent consideration for the year ended December 31, 2022 in the table above:

Equity Volatility	55.65 - 85.05%
Revenue Volatility	7.46 - 23.96%
Risk-free Rate	1.62 - 4.67%
Revenue Risk Premium	5.58 - 9.61%
Credit Risk Rate	10.50 - 19.10%
Discount Rate	8.40 - 10.00%

(b) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and long-term debts. Cash and deposits bear interest at market rates. The Company’s debts are predominantly at fixed rates of interest. The Company does not use any derivative instruments to hedge against interest rate risk and believes that the change in interest rates will not have a significant impact on its financial results.

17. TAXATION

As the Company operates in the legal cannabis industry, the Company is subject to the limits of Section 280E for United States federal income tax purposes as well as state income tax purposes for all states except for Arizona and Massachusetts. Under Section 280E, the Company is generally only allowed to deduct expenses directly related to cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss recognized for financial reporting purposes.

The Company is treated as a United States corporation for the United States federal income tax purposes under Section 7874 of the Internal Revenue Code, as amended (“Section 7874”) and is subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of Section 7874, is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”) for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States. The Company is also subject to state income taxation in Massachusetts, Pennsylvania, Florida, Arizona, Illinois, Nevada, New Jersey, and Ohio. Income Tax is accounted for in accordance with ASC 740, Income Taxes.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

17. TAXATION (Continued)

For the years ended December 31, 2022, and 2021 income taxes expense consisted of:

	Year Ended
	2022	2021
Current expense:
Federal	$38,053	$38,461
State	8,881	7,359
Foreign	–	–
Total current expense:	46,934	45,820
Deferred expense (benefit):
Federal	(5,701)	(13,414)
State	4,143	(3,145)
Foreign	(232)	(2,981)
Change in valuation allowance	232	2,981
Total deferred (benefit):	(1,558)	(16,559)
Total income tax expense:	$45,376	$29,261

The difference between the income tax expense for the years ended December 31, 2022 and 2021 and the expected income taxes based on the statutory tax rate applied to income (loss) before income tax as follows:

	Year Ended
	2022	2021
Income (loss) before income taxes and noncontrolling interest	$(210,109)	$12,309
Statutory tax rates	21%	21%
Expected income tax recovery	(44,123)	2,585
Difference in foreign tax rates	(4,311)	(672)
State Taxes	13,024	4,982
Foreign exchange gain or loss	146	–
Impairment loss	31,191	–
Translation Adjustment	669	–
Unrealized change in fair value of financial liabilities	(13,248)	–
Acquisition costs	147	1,857
Interest income inclusion	4,244	–
Non-deductible expenses	61,072	18,235
Amortization of debt premium	(815)	–
Tax rate change	–	(767)
Prior year adjustment	(2,877)	–
Valuation allowance	232	2,981
Other	25	60
Total income tax expense:	$45,376	$29,261

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

17. TAXATION (Continued)

At December 31, 2022 and 2021, the components of deferred tax assets and liabilities were as follows:

	Year Ended
	2022	2021
Deferred tax assets
Net operating losses	$9,515	$7,967
Share issuance costs	1,311	2,245
Share based compensation - included in cost of good sold	1,385	–
Investments	–	34
Inventory	1,389	153
Other assets	763	1,052
Total deferred tax assets	14,363	11,451
Valuation allowance	(8,784)	(8,552)
Total deferred tax assets	5,579	2,899
Deferred tax liabilities
Depreciation - included in cost of good sold	(7,173)	(6,071)
Amortization - included in cost of good sold	(65,642)	(64,197)
Debt financing costs	(1,202)	(1,821)
Other liabilities	(85)	(891)
Total deferred tax liability	(74,102)	(72,980)
Net deferred tax liability	$(68,523)	$(70,081)

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The Company assesses the positive and negative evidence to determine if sufficient future taxable income is expected to be generated to use the existing deferred tax assets. On the basis of our assessment, the valuation allowance increased $232 and $2,981, for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022 and 2021,the Company had $30,538 and $29,507, respectively of gross Canadian net operating loss carryforwards which will begin to expire in 2037.

The Company operates in a number of United States state tax jurisdictions and is subject to examination of its income tax returns by tax authorities in those jurisdictions who may challenge any item on these returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain. In accordance with ASC 740, the Company recognizes the benefits of uncertain tax positions in our financial statements only after determining that it is more likely than not that the uncertain tax positions will be sustained.For the years ended December 31, 2022 and 2021, the Company did not record an accrual for uncertain tax positions.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. There are no positions for which it is reasonably possible that the uncertain tax benefit will significantly increase or decrease within twelve months. The Company files income tax returns in the United States, various state jurisdictions, and Canada, which remain open to examination by the respective jurisdictions for the 2018 tax year to the present.

Congress passed the Inflation Reduction Act in August 2022. The Company does not anticipate any impact to its income tax provision as a result of the new legislation.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

18. SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events through the date the financial statements were issued.

Subsequent to December 31, 2022, the Company terminated the previously announced proposed acquisition of Gentle Ventures, LLC d/b/a Dispensary 33 (“Dispensary 33”) and certain of its affiliates that collectively own and operate two licensed retail dispensaries in Chicago, Illinois. Following the mutual termination, the Company will no longer be required to pay the previously announced purchase consideration of $55,000 upfront, including $12,000 of cash, $3,000 of sellers notes and $40,000 of stock.

Subsequent to December 31, 2022, the Company signed a definitive agreement to sell Blue Camo, LLC (“Blue Camo”). The sale includes three Oasis-branded dispensaries in the greater Phoenix area, a cultivation and processing facility in Chandler, a cultivation facility in Phoenix, and Willcox OC, LLC, a joint venture developing an outdoor cultivation facility. Total consideration consists of $20,000 in cash before working capital adjustments and the assumption of lease obligations eliminating approximately $15,000 in long-term lease liabilities. In a separate arrangement, all potential earn-out consideration and debt outstanding related to the Q1 2021 purchase of Blue Camo are to be eliminated, reducing the Company’s long-term debt by $22,500. The sale is subject to certain closing conditions and regulatory approvals. Although the Company expects to receive this variance approval, there is no assurance that it will be granted. As of December 31, 2022, Blue Camo was classified as held and used as it did not meet the accounting criteria to be classified as held for sale in accordance with ASC 205. Management will revisit this assessment as of March 31, 2023 as it relates to the classification of held for sale and the potential for a net loss on sale to be recognized of approximately $175,000 based on the carrying value of Blue Camo. Refer to Note 8 ‘Goodwill and Intangible Assets’ for impairment procedures performed as of December 31, 2022.

Subsequent to December 31, 2022, the Company entered into an option agreement with Daily Releaf, LLC (“Daily Releaf”) and Heaven Wellness, LLC (“Heaven Wellness”), each provisionally licensed to operate a medical marijuana dispensary in Ohio. The agreement provides the Company with the future ability to acquire 100% of the equity interests of the two entities. In addition to the option agreements, the Company has also entered into a Support Services Agreement and a Working Capital Loan Agreement with the Daily Releaf and Heaven Wellness cannabis dispensaries (collectively, the “Ohio Agreements”). The Ohio Agreements are subject to ongoing compliance with Ohio law and the jurisdiction of the State of Ohio Board of Pharmacy including variance approval for the loan agreement funds which has not been granted at this time. Although the Company expects to receive this variance approval, there is no assurance that it will be granted.